UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Commission file number 001-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom acquires Orange Netherlands

Sep 28, 2007

•	Deutsche Telekom AG is systematically implementing its ‘focus, fix and growth’ strategy and strengthening its position in the Dutch market.

•	Number of T-Mobile customers in the Netherlands rises by more than 2.1 million to around 4.8 million at present

•	Purchase price of about EUR 1.3 billion on a debt/cash free basis

•	Total NPV of synergies after restructuring costs approximately EUR 1.0 billion

Deutsche Telekom AG’s Group company, T-Mobile Netherlands, has concluded a contract with France Télécom for the acquisition of the Dutch telecommunications provider, Orange Netherlands. The parties agreed on a purchase price of about EUR 1.3 billion on a debt/ cash free basis. The Works Council of Orange Netherlands was informed and involved in this process in accordance with Dutch law. The European Commission has already approved the acquisition of Orange Netherlands by Deutsche Telekom AG. Deutsche Telekom AG expects the deal to be closed on October 1, 2007.

In the next few years, Deutsche Telekom AG anticipates the business combination generating synergy effects totaling a net present value of approximately EUR 1.0 billion, with around half of this being generated in the first six years, in particular from network integration and reduced marketing expenses.

René Obermann, Chairman of the Board of Management of Deutsche Telekom AG, comments on the transaction: “We are on the right track for implementing our ‘focus, fix and grow’ strategy. We have promised to focus on ‘Growing abroad with mobile communications’ and are systematically doing so with the purchase of Orange Netherlands. This move clearly underlines our expansion efforts.”

The joining of forces of T-Mobile and Orange Netherlands brings together two successful telecommunications companies with a total of 4.6 million mobile customers at the end of 2006. The combined number of customers of both companies currently stands at around 4.8 million. The acquisition strengthens Deutsche Telekom AG’s position in the competitive Dutch market. T-Mobile Netherlands is the third largest mobile communications provider in the Netherlands, with revenues of EUR 1.1 billion in the 2006 financial year. With 2.0 million customers at the end of 2006, Orange Netherlands is the fourth largest mobile communications operator in the Netherlands. The company generated overall revenues of around EUR 0.6 billion last year. EBITDA for financial year 2007 is expected to be in the order of EUR 120 million for the Orange Netherlands mobile business. Orange Netherlands additionally operates a broadband business, which had around 554,000 customers at the end of the 2006 financial year. The acquisition of Orange Netherlands has no significant effect on the proportion of Deutsche Telekom AG’s net financial liabilities against its EBITDA, the ratio of which was about 2:1 for the 2006 financial year.

Once the transaction has been concluded, T-Mobile Netherlands will drive forward the integration of the two companies at full pace in order to contribute to Deutsche Telekom AG’s continued international growth.

Fact sheet on the acquisition of Orange Netherlands (pro forma):

1. T-Mobile NL and Orange Mobile NL combined

•	Mobile customers (as of Dec. 31, 2006): 4.6 million

of which T-Mobile Netherlands: 2.6 million customers

of which Orange Netherlands: 2.0 million customers

Orange Broadband: 554,000 customers

•	Market share (as of Dec. 31, 2006) based on number of SIM cards: around 27 percent of which T-Mobile Netherlands: around 15 percent

of which Orange Netherlands: around 12 percent

•	Mobile Revenue (FY 2006): EUR 1,759 million

of which T-Mobile Netherlands: EUR 1,138 million

of which Orange Netherlands: EUR 621 million

2. Appropriate purchase price

•	Purchase price of about EUR 1.3 billion, on a debt/ cash free basis

•	Synergies with a net present value totaling approximately EUR 1.0 billion (after restructuring costs) expected

3. Overview of Orange NL

Orange Mobile:

•	Has operated a mobile network in the 1,800/900 MHz band under the name Dutchtone since 1999.

•	Company rebranded as Orange in 2003.

•	Orange UMTS services launched in late 2006.

•	The company focuses on building a mobile network and providing mobile services to customers.

Orange Broadband:

•	1994: Start of operations in the Dutch market when EuroNet Internet was established.

•	Acquired by France Télécom in 1998.

•	1999: Company rebranded as Wanadoo.

•	2006: Wanadoo rebranded as Orange.

•	Core business is providing broadband services including high-speed Internet and Voice over IP (VoIP). Over its own backbone network, the company provides fully unbundled ADSL access coverage.

•	With a total of over 0.6 million subscribers, Orange Broadband is currently the number four broadband provider and the number two ADSL provider in the Netherlands.

The Dutch mobile communications market in 2006

•	Population of 16.6 million

•	Market penetration of over 103%

•	Four mobile communications providers with their own networks: KPN, Vodafone NL, T-Mobile NL, Orange NL

•	Over 50 mobile communications providers with no network of their own (MVNO/SP)

DEUTSCHE TELEKOM AG

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ ppa. Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President
Chief Accounting Officer

Date: October 1, 2007